PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED MAY 29, 1998                      REGISTRATION NO. 333-53605

                                 [COMPANY LOGO]

                       DISPATCH MANAGEMENT SERVICES CORP.

     Dispatch Management Services Corp. (the "Company") has prepared this Prospectus Supplement to update the Company's Prospectus dated May 29, 1998, covering 1,500,000 shares of the Company's common stock, $.01 par value (the "Common Stock"). This Prospectus Supplement provides the following information:
(i) the Company's consolidated balance sheets as of June 30, 1998 (unaudited) and December 31, 1997 (unaudited), (ii) the Company's consolidated statements of operations for the three and six months ended June 30, 1998 (unaudited) and 1997 (unaudited), (iii) the Company's consolidated statements of cash flows for the six months ended June 30, 1998 (unaudited) and 1997 (unaudited), and (iv) the Management's Discussion and Analysis of Financial Condition and Results of Operations related thereto.

           The date of this Prospectus Supplement is August 18, 1998.

                              FINANCIAL STATEMENTS

              DISPATCH MANAGEMENT SERVICES CORP. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              DECEMBER 31,    JUNE 30,
                                                                  1997          1998
                                                              ------------    --------
                                        ASSETS
Cash and cash equivalents...................................     $  354       $  2,275
Accounts receivable, net of allowance of $          and
  $1,001 for doubtful accounts..............................         19         32,517
Prepaid expenses, other assets and deferred offering
  costs.....................................................      6,618          4,533
                                                                 ------       --------
     Total current assets...................................      6,991         39,325
Property, plant and equipment, net..........................         30          8,509
Goodwill, net...............................................        266        103,946
Other long-term assets......................................        748         18,692
                                                                 ------       --------
     Total assets...........................................     $8,035       $170,472
                                                                 ------       --------
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term obligations......................................     $1,585       $  2,841
Accounts payable............................................        673          5,154
Accrued liabilities and other current liabilities...........      5,061         14,909
                                                                 ------       --------
     Total current liabilities..............................      7,319         22,904
Long-term obligations, net of current maturities............         --         28,318
Other long-term liabilities.................................         --          3,943
                                                                 ------       --------
     Total liabilities......................................      7,319         55,165
                                                                 ------       --------
  Preferred stock, $.01 par, 10,000,000 shares authorized
     Series A: 181,446 and 0 shares issued and outstanding,
     respectively...........................................          2             --
     Series B: 100 and 0 shares issued and outstanding,
      respectively..........................................         --             --
  Common stock, $.01 par, 100,000,000 shares authorized,
     846,923 and 11,640,355 shares issued and outstanding,
     respectively...........................................          9            116
  Additional paid-in capital................................      1,422        114,531
  Cumulative translation adjustment.........................         --             12
  Retained earnings (accumulated deficit)...................       (717)           648
                                                                 ------       --------
     Total stockholders' equity.............................        716        115,307
                                                                 ------       --------
     Total liabilities and stockholders' equity.............     $8,035       $170,472
                                                                 ------       --------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

              DISPATCH MANAGEMENT SERVICES CORP. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                THREE MONTHS ENDED          SIX MONTHS ENDED
                                              -----------------------    ----------------------
                                              JUNE 30,     JUNE 30,      JUNE 30,     JUNE 30,
                                                1997         1998          1997         1998
                                              --------    -----------    --------    ----------
Revenues....................................  $    102    $    51,053    $    102    $   75,369
Cost of revenues............................        94         30,965          94        45,994
                                              --------    -----------    --------    ----------
  Gross profit..............................         8         20,088           8        29,375
Selling, general and administrative
  expenses..................................        16         14,595          30        22,125
Depreciation and amortization...............        --          1,182          --         1,888
                                              --------    -----------    --------    ----------
  Operating income (loss)...................        (8)         4,311         (22)        5,362
Other expenses:
  Interest expense..........................        --            436          --           664
  Acquired in-process research and
     development............................        --             --          --           700
  Other expense.............................        --             57          --           139
                                              --------    -----------    --------    ----------
Income (loss) before income tax provision
  and extraordinary item....................        (8)         3,818         (22)        3,859
Income tax provision........................        --          1,627          --         1,700
                                              --------    -----------    --------    ----------
Income (loss) before extraordinary item.....        (8)         2,191         (22)        2,159
Extraordinary loss on early extinguishment
  of debt (net of income tax benefit of
  $384).....................................        --             --          --           713
                                              --------    -----------    --------    ----------
Net income (loss)...........................  $     (8)   $     2,191    $    (22)   $    1,446
                                              --------    -----------    --------    ----------
Income (loss) per common share -- basic
  Income (loss) before extraordinary item...  $  (0.01)   $      0.19    $  (0.03)   $     0.24
  Extraordinary item........................        --             --          --         (0.08)
                                              --------    -----------    --------    ----------
  Net income (loss).........................  $  (0.01)   $      0.19    $  (0.03)   $     0.16
                                              --------    -----------    --------    ----------
Income (loss) per common share -- diluted
  Income (loss) before extraordinary item...  $  (0.01)   $      0.19    $  (0.03)   $     0.23
  Extraordinary item........................        --             --          --         (0.08)
                                              --------    -----------    --------    ----------
  Net income (loss).........................  $  (0.01)   $      0.19    $  (0.03)   $     0.15
                                              --------    -----------    --------    ----------
Weighted average shares Common shares
  outstanding...............................   846,923     11,545,545     846,923     9,175,915
                                              --------    -----------    --------    ----------
  Adjusted common shares assuming exercise
     of stock options.......................   846,923     11,839,348     846,923     9,354,963
                                              --------    -----------    --------    ----------

   The accompanying notes are an integral part of the condensed consolidated financial statements.

              DISPATCH MANAGEMENT SERVICES CORP. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                              --------------------
                                                              JUNE 30,    JUNE 30,
                                                                1997        1998
                                                              --------    --------
Cash flows from operating activities:
  Net income (loss).........................................   $ (22)     $  1,446
  Adjustments to reconcile net income (loss) to net cash
     used by operating activities:
     Amortization and depreciation..........................      --         1,888
     Acquired in-process research and development...........      --           700
     Early extinguishment of debt...........................      --           713
     Change in operating assets and liabilities (net of
      assets acquired and liabilities assumed in business
      combinations accounted for under the purchase method):
       Accounts receivable..................................     (28)       (5,799)
       Prepaid expenses and other current assets............    (394)       (2,347)
       Accounts payable and accrued liabilities.............     364         2,457
                                                               -----      --------
       Net cash used by operating activities................     (80)         (942)
                                                               -----      --------
Cash flows from investing activities:
  Cash used in acquisitions, net of cash acquired...........      --       (85,415)
  Additions to equipment, net of disposals..................      --        (3,071)
                                                               -----      --------
       Net cash used in investing activities................      --       (88,486)
                                                               -----      --------
Cash flows from financing activities:
  Proceeds from initial public offering, net of underwriting
     discounts and other offering costs.....................      --        76,276
  Proceeds from issuance of common stock....................      84            --
  Proceeds from long-term obligations.......................      --        27,070
  Principal payments on short-term obligations..............      --        (6,602)
  Principal payments on long-term obligations...............      --        (5,395)
                                                               -----      --------
       Net cash provided by financing activities............      84        91,349
                                                               -----      --------
Net increase in cash and cash equivalents...................       4         1,921
Cash and cash equivalents, beginning of period..............      --           354
                                                               -----      --------
Cash and cash equivalents, end of period....................   $   4      $  2,275
                                                               =====      ========

     The company issued common stock and cash in connection with business combinations accounted for under the purchase method of accounting during the six months ended June 30, 1998. The purchase price of the acquired companies at the dates of the acquisitions was allocated as follows:

Accounts receivable.........................................  $ 26,686
Prepaid expenses and other assets...........................     2,491
Property and equipment......................................     6,129
Intangible assets...........................................   105,964
Other assets................................................    17,204
Short-term debt.............................................    (3,097)
Accounts payable............................................   (11,650)
Accrued liabilities.........................................    (9,662)
Long-term debt..............................................    (4,736)
Other long-term liabilities.................................    (4,215)
                                                              --------
  Net assets acquired.......................................  $125,114
                                                              --------
The acquisitions were funded as follows:
  Common stock..............................................  $ 36,857
  Cash, net of cash acquired................................    85,415
  Purchase price and acquisition costs payable..............     2,842
                                                              --------
                                                              $125,114
                                                              --------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

              DISPATCH MANAGEMENT SERVICES CORP. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  ORGANIZATION AND BASIS OF PRESENTATION

     In connection with the closing of the initial public offering (the "Offering") of the common stock, $.01 par value (the "Common Stock"), of Dispatch Management Services Corp. (the "Company" or "DMS") in February 1998, the Company acquired, in separate combination transactions (the "Combinations"), 38 urgent, on-demand, point-to-point courier firms and one software firm (each, together with the software firm, a "Founding Company," and collectively, the "Founding Companies").

     The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts of the Company, the Founding Companies and the other businesses acquired subsequent to the Offering (the "Recent Acquisitions").

     The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, the instructions to Quarterly Report Form 10-Q and Rule 10-01 of Regulation S-X, and should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Accordingly, significant accounting policies and other disclosures normally provided have been omitted since such items are disclosed therein. In the opinion of management, the information contained herein reflects all adjustments necessary to make the consolidated financial position, consolidated results of operations and of cash flows for the interim periods a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

2.  INITIAL PUBLIC OFFERING

     On February 6, 1998, DMS completed the Offering of 6,000,000 shares of Common Stock at $13.25 per share. In March 1998, the Underwriters exercised their over-allotment option to purchase an additional 900,000 shares of Common Stock at the initial public offering price. The total proceeds from the Offering of the 6,900,000 shares of Common Stock, net of underwriter commissions and offering costs, was approximately $76,276.

     The net proceeds were used primarily for the cash portion of the purchase prices for the Founding Companies, for the early extinguishment of certain note payable obligations of the Company which resulted in an extraordinary loss of $713 net of income tax and for the repayment of certain indebtedness of the Founding Companies.

     Upon closing of the Offering, the Company converted the 181,446 shares of Series A Preferred Stock into 299,225 shares of Common Stock and the 100 shares of Series B Preferred Stock into 37,736 shares of Common Stock.

3.  BUSINESS COMBINATIONS

  Founding Companies

     On February 11, 1998, the Company acquired all of the outstanding common stock and/or assets of the Founding Companies simultaneously with the closing of the Offering. The acquisitions have been accounted for using the purchase method of accounting. The aggregate consideration paid by the Company to acquire the Founding Companies was $45,988 in cash, excluding $15,869, which is subject to earn-out provisions, and 3,359,659 shares of Common Stock. The consideration does not reflect contingent consideration which may be issued pursuant to earn out arrangements included in the definitive agreements for the Founding Companies. Contingent consideration, if earned, will be recorded in a manner consistent with the consideration paid at closing for each respective Founding Company.

     In connection with the acquisition of the Founding Companies, the Company recorded liabilities for employee severance and for future operating lease payments (the "Acquisition Liabilities"). The severance accrual relates to the involuntary termination of approximately 85 administrative and middle management personnel from the integration of the acquired operations. Seven of the employees were terminated prior to June 30, 1998, and management believes the remaining employees will be terminated by December 31, 1998. The operating lease payment accrual relates to equipment and facility leases assumed by the Company. The Company has either vacated the facilities or stopped using the equipment, or expects to do so by mid-1999. Amounts accrued represent management's estimate of the cost to exit the facilities and equipment leases.

     The Acquisition Liabilities and activity during the three month period ended June 30, 1998 were as follows:

                                                            AMOUNTS IN THOUSANDS
                                                           ----------------------
                                                           SEVERANCE      LEASE
                                                           LIABILITY    LIABILITY
                                                           ---------    ---------
Balance established in purchase accounting...............   $1,013       $2,620
Severance payments.......................................     (138)
Lease payments...........................................                   (89)
                                                            ------       ------
Balance at June 30, 1998.................................   $  875       $2,531
                                                            ======       ======

     Goodwill was increased by $3,633 during the three months ended June 30, 1998 as a result of recording the Acquisition Liabilities. Goodwill was reduced by approximately $3,000 during the three months ended June 30, 1998 as a result of revisions to the estimated value of net assets acquired.

  Recent Acquisitions

     On April 7, 1998, the Company acquired Delta Air & Road Transport, Plc. ("Delta"), a London-based delivery services firm with 1997 revenues of approximately $33,400, for a total cash purchase price of approximately $22,300, exclusive of a $3,000 earn out. The acquisition has been accounted for using the purchase method of accounting. The excess purchase price over the fair value of the net assets acquired of approximately $20,633 is being amortized over a forty-year period.

     During the three months ended June 30, 1998, the Company acquired numerous other delivery service firms (referred to jointly with Delta as "Recent Acquisition") for aggregate consideration of approximately $4,609 in cash, 177,881 shares of Common Stock and $1,000 payable over a two year period. One of these acquisitions has been accounted for as a pooling of interests; however, comparative financial statements of earlier periods have not been restated due to the immateriality of the acquisition. The remaining acquisitions have been accounted for using the purchase method of accounting.

     The Company is in the process of analyzing its facilities, staffing and other requirements associated with the Recent Acquisitions, and expects to adjust the related purchase accounting during the third quarter of 1998.

     The following unaudited pro forma financial information of the Company for the six month periods ended June 30, 1997 and 1998 include the combined operations of the Company, the Founding Companies and the Recent Acquisitions as if the Offering and the acquisitions had occurred on January 1, 1997 and 1998, respectively.

                                                            IN THOUSANDS, EXCEPT
                                                               PER SHARE DATA
                                                         SIX MONTHS ENDED JUNE 30,
                                                         --------------------------
                                                            1997           1998
                                                         ----------     -----------
Revenues...............................................   $95,549        $105,729
Income before extraordinary item.......................   $ 1,723        $  3,451
Net income.............................................   $ 1,723        $  2,738
Per share data:
  Income before extraordinary item.....................   $  0.15        $   0.29
  Net income...........................................   $  0.15        $   0.23

     The unaudited pro forma financial information includes adjustments to the Company's historical results of operations which provide for reductions in salaries, bonuses and benefits payable or provided to the acquired companies' stockholders and managers to which they agreed prospectively, incremental amortization of goodwill, reduction in royalty payments made by certain Founding Companies in accordance with franchise agreements that terminated as a result of the Combinations, income tax adjustments, incremental interest expense associated with borrowings to fund the acquisitions and the reduction in expense related to amounts allocated to in-process research and development activities. This summarized pro forma information may not be indicative of actual results if the transactions had occurred on the dates indicated or of the results which may be realized in the future.

4.  DEBT

     On June 11, 1998, the Company entered into a $60,000 senior credit facility with a group of lenders with NationsBank, N.A. as administrative agent. The facility consists of a revolving line of credit and a letter of credit facility. The facility was expanded to $105,000 effective August 12, 1998. The facility is secured by substantially all the assets of the Company and contains restrictive covenants including restrictions on dividends and certain financial measurement requirements.

     The revolving line of credit bears interest determined by reference to the administrative agent's base rate or the LIBOR rate, plus marginal rates based on performance measurements. The weighted average interest rate on the outstanding facility was 7.15% at June 30, 1998. Interest payments are due at intervals ranging between one and three months and the maturity date of the facility is May 21, 2001.

     $27,070 of the line of credit was outstanding at June 30, 1998, and approximately $38,000 was outstanding at August 13, 1998. Commitment fees on the unused portion of the facility range from .25% to .375% per annum based on performance measurements. The Company had $4,900 of letters of credit outstanding at June 30, 1998.

5.  STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires the reporting and display of comprehensive income and its components in the financial statements.

     SFAS No. 130 also requires the Company to classify items of other comprehensive income or loss by their nature in financial statements.

     Changes in stockholders' equity and comprehensive income during the six months ended June 30, 1998 were as follows:

                                                            STOCKHOLDERS'    COMPREHENSIVE
                                                               EQUITY           INCOME
                                                            -------------    -------------
Stockholders' equity at December 31, 1997.................    $    716
Issuance of Common Stock in connection with public
  offering, net of offering costs and underwriter
  discounts...............................................      76,276
Issuance of Common Stock in connection with
  acquisitions............................................      36,857
Comprehensive loss
  Net income..............................................       1,446          $1,446
  Foreign currency translation adjustment.................          12              12
                                                                                ------
  Total...................................................                      $1,458
                                                              --------          ------
Shareholders equity balance at June 30, 1998..............    $115,307
                                                              --------

6.  NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997 the Financial Accounting Standards Board issued "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 introduces a management approach model for segment reporting. This approach is based on the way that the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure,management structure or in any other manner in which management disaggregates a company. SFAS 131 is effective for fiscal years beginning after December 15, 1997 and does not need to be applied to interim statements in the initial year of application. The Company intends to adopt this standard when required and is in the process of determining the effect of SFAS 131 on the Company's financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Quarterly Report on Form 10-Q contains forward-looking statements that involve risks and uncertainties. When used herein, the words "anticipate", "believe" , "estimate", "intend", "may", "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the Company's Registration Statement on Form S-4 as filed on May 29, 1998, as well as those discussed under the heading "Factors Affecting the Company's Business". The Company does not undertake any obligation to revise these forward-looking statements to reflect any future events or circumstances.

  Introduction

     The following discussion of the Company's results of operations and of its liquidity and capital resources should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto appearing elsewhere herein. All dollar amounts are expressed in thousands, except for per share data.

  Overview

     The Company was formed in 1997 to create one of the largest providers of point-to-point delivery services in the world. The Company focuses on point-to-point delivery by foot, bicycle, motorcycle, car and truck and operates in 18 of the largest metropolitan markets in the United States as well as in London, U.K. and Wellington, New Zealand. The Company conducted no significant operations until the closing of the Offering and the Combinations on February 11, 1998.

  Results of Operations -- The Company

     The Company conducted no significant operations from its inception through the Offering and the Combinations. For accounting purposes and the presentation of the actual financial results herein, February 11, 1998 has been used as the effective date of the Combinations. The Company incurred various legal, accounting and printing costs in connection with the Offering and the Combinations, which were funded by the proceeds from the Offering.

     Revenues for the three and six months ended June 30, 1998, were $51,053 and $75,369, respectively, and gross profit for the three and six months was $20,088 and $29,375, respectively. Operating income was $4,311 and $5,362 for the three and six months ended June 30, 1998. Net income was $2,191 for the three month period and net income before extraordinary item was $2,159 for the six month period. Net income before extraordinary items for the six month period includes a $700 one-time, non-cash charge of acquired in-process research and development. The net income of $1,446 for the six month period includes an extraordinary loss of $713 net of income taxes related to the early extinguishment of certain notes payable obligations. For a discussion of pro forma operations for the six months ended June 30, 1998 and 1997, see the Results of Operations -- Pro Forma.

  Liquidity and Capital Resources -- The Company

     As of June 30, 1998, the Company had working capital of approximately $16,421 and cash of approximately $2,275. The Company paid off at the closing of the Offering substantially all of the Founding Companies' debt obligations except to the extent such obligations related to capitalized lease obligations and certain debt obligations of Bridge Wharf Investments Limited (d/b/a/ West
One).

     On June 11, 1998, the Company entered into a $60,000 senior credit facility with a group of lenders with NationsBank, N.A. as administrative agent. The facility consists of a revolving line of credit and a letter of credit facility. The facility was expanded to $105,000 effective August 12, 1998. The facility is secured by substantially all the assets of the Company and contains restrictive covenants including restrictions on dividends and certain performance measurement requirements.

     The revolving line of credit bears interest determined by reference to the administrative agent's base rate or the LIBOR rate, plus marginal rates based on performance measurements. The weighted average interest rate on the outstanding facility was 7.15% at June 30, 1998. Interest payments are due at intervals ranging between one month and three months and the maturity date of the facility is May 21, 2001.

     $27,070 of the line of credit was outstanding at June 30, 1998. Commitment fees on the unused portion of the facility range from .25% to .375% per annum based on performance measurements. The Company has $4,900 of letters of credit outstanding at June 30, 1998.

     The Company anticipates that its current cash on hand, cash flow from operations and additional financing available under the existing line of credit will be sufficient to meet the Company's liquidity requirements for its operations. The Company is currently, and intends to continue, pursuing additional acquisitions, which are expected to be funded through a combination of cash and the issuance of the Company's shares of Common Stock. To the extent that the Company elects to pursue acquisitions involving the payment of significant amounts of cash (to fund the purchase price of such acquisitions and the repayment of assumed indebtedness) and the existing line of credit is inadequate, the Company is likely to require additional sources of financing (debt or equity financing) to fund such non-operating cash needs.

     Management expects the Company's capital expenditures, consisting primarily of communications equipment and improvements to related technology, to increase as its operations continue to expand. However, the amount of these capital expenditures is expected to remain relatively minor compared to the cash requirements related to the Company's acquisition program. The Company does not have significant capital expenditure requirements to replace or expand the number of vehicles used in its operations because substantially all of its drivers are owner-operators who provide their own vehicles.

  Results of Operations -- Pro Forma

     The following unaudited pro forma statements of operations of the Company for the six month periods ended June 30, 1998 and 1997 include the combined operations of the Company, the Founding Companies and the Recent Acquisitions as if the Offering, the Combinations and the Recent Acquisitions had occurred on January 1, 1998 and 1997, respectively.

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              -------------------------     PERCENT
                                                                 1997          1998          CHANGE
                                                              ----------    -----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues....................................................   $95,549       $105,729         10.7%
Costs of revenues...........................................    59,344         64,392          8.5
                                                               -------       --------        -----
  Gross profit..............................................    36,205         41,337         14.2
Selling, general and administrative.........................    29,235         31,417          7.5
Depreciation and amortization...............................     2,895          2,753         (4.9)
                                                               -------       --------        -----
  Operating income..........................................     4,075          7,167         75.9
Interest and other expense, net.............................       855          1,161         35.8
                                                               -------       --------        -----
Income before income taxes and extraordinary item...........     3,220          6,006         86.5
Provision for income taxes..................................     1,497          2,555         70.7
                                                               -------       --------        -----
Income before extraordinary item............................   $ 1,723       $  3,451        100.3%
                                                               =======       ========        =====
Income per share before Extraordinary item -- diluted.......   $   .15       $    .29
                                                               =======       ========

     The unaudited pro forma statements of operations include adjustments to the Company's historical results of operations which provide for (1) reductions in salaries, bonuses and benefits payable or provided to stockholders and managers of the Founding Companies and the Recent Acquisitions to which they agreed prospectively; (2) amortization of goodwill as a result of the Combinations to be recorded over a period of 5 to 40 years; (3) reduction in royalty payments made by certain Founding Companies in accordance with franchise agreements that terminated as a result of the combinations; (4) income tax adjustments as follows: (a) incremental provision for federal and state income taxes assuming all entities were subject to federal and state income taxes, (b) federal and state income taxes relating to the other statement of operations adjustments and
(c) incremental provision for income taxes due to non-deductible goodwill; (5) incremental interest expense associated with borrowings to fund the acquisitions; and (6) the reduction in expense related to amounts allocated to in-process research and development activities. The number of shares used in computing income per share before extraordinary item -- diluted includes the weighted average outstanding common shares at June 30, 1998 (11,545,545 shares) and 293,303 incremental shares for potential common shares from stock options using the treasury stock method.

     This summarized pro forma information may not be indicative of actual results if the transactions had occurred on the dates indicated or of the results which may be realized in the future. The pro forma results do not reflect the expected benefits and cost reductions anticipated by the Company, future corporate costs, or interest income on Offering proceeds.

     Pro forma revenues increased by approximately $10,180. This increase was primarily attributable to the addition of significant new accounts or service contracts at several of the Founding Companies, and the expansion of delivery services or the purchase of additional customer lists.

     Pro forma cost of revenues increased approximately $5,048. This increase was generally consistent with the respective increases in revenues. As a percentage of pro forma revenues, cost of revenues decreased from 62.1% for the six months ended June 30, 1997, to 60.9% for the six months ended June 30, 1998, primarily as a result of consolidation of administrative activities and improvements in productivity of the overall North American courier fleet.

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     Pro forma year-to-date selling, general and administrative expenses increased approximately $2,182. This increase primarily related to costs incurred related to the additional infrastructure required to support the acquisition of new accounts. As a percentage of pro forma revenues, sales, general and administrative expenses decreased from 30.6% for the six months ended June 30, 1997, to 29.7% for the six months ended June 30, 1998, primarily as a result of rationalization of facilities in several key operating centers.

     Pro forma year-to-date depreciation and amortization expense decreased by $142. The decrease was primarily attributable to certain property and equipment previously utilized by the Founding Companies, which were not acquired by the Company, including the facility owned by Bridge Wharf Investments Limited (d/b/a West One).

     Pro forma consolidated operating income increased $3,092 as a result of the factors discussed above.

     Pro forma year-to-date interest and other expense increased $306 as a result of changes in other income and expense items. Pro forma interest expense remained relatively constant between the periods.

  Recently Issued Accounting Pronouncements

     In June 1997 the Financial Accounting Standards Board issued "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 introduces a management approach model for segment reporting. This approach is based on the way that the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure or management structure or in any other manner in which management disaggregates a company. SFAS 131 is effective for fiscal years beginning after December 15, 1997 and does not need to be applied to interim statements in the initial year of application. The Company intends to adopt this standard when required and is in the process of determining the effect of SFAS 131 on the Company's financial statements.

  Factors Affecting the Company's Business

     The future operating results of the Company may be affected by a number of factors, including the matters discussed below:

     Fluctuations in Quarterly Results of Operations. The Company's point-to-point delivery services business is subject to seasonal influences. The Company's revenues and profitability in its business have generally been lower in the summer months. As the Company's mix of businesses evolves through future acquisitions, these seasonal fluctuations may change. In addition, quarterly results also may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, general economic conditions, and the retroactive restatement of the Company's consolidated financial statements for acquisitions accounted for under the pooling-of-interests method. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

     Conversion to the DMS Model. The Company intends to convert the existing operations of additional acquired target companies to the DMS Model to the extent feasible. The process of converting an existing point-to-point courier operation to the DMS Model involves the implementation of the Free Call Dispatch system as well as the integration of new software systems, pricing structures, billing methods, personnel utilization practices and data standardization. Changes in the pricing structures and billing methods could result in the loss of customers. The process of conversion in a particular market may involve unforeseen difficulties, including delays in the consolidation of facilities, complications and expenses in implementing the new operating software system, or the loss of customers or key operating personnel, any of which can cause substantial delays to the conversion process in such market and may have a material adverse effect on the Company's business, financial condition or results of operations.

     International Operations. A significant portion of the Company's revenues are generated in the United Kingdom. For the three month period ended June 30, 1998, revenues in the United Kingdom accounted for approximately 40% of total consolidated revenues. The conversion rate between the British Pound Sterling and
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the U.S. dollar during 1998 has been approximately the same as the comparable periods in 1997, although there can be no assurance that fluctuations in such currency exchange rate will not in the future have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company intends to continue to focus significant attention and resources on international expansion in the future and expects foreign sales to continue to represent a significant portion of the Company's total sales. In addition to currency exchange rates, the Company's operations in foreign markets are subject to a number of inherent risks, including new and different legal, regulatory and competitive requirements, difficulties in staffing and managing foreign operations, risks specific to different business lines that the Company may enter into, and other factors.

     Acquisitions. The Company depends upon organic growth and acquisition to increase its earnings. There can be no assurance that the Company will complete acquisitions in a manner that coincides with the end of its fiscal quarters. The failure to complete acquisitions on a timely basis could have a material adverse effect on the Company's quarterly results. Likewise, delays in implementing planned integration strategies and activities also could adversely affect the Company's quarterly earnings.

     In addition, there can be no assurance that acquisitions will be available to the Company on favorable terms. If the Company is unable to use the Company's Common Stock as consideration in acquisitions, for example, because it believes that the market price of the Common Stock is too low or because the owners of potential acquisition targets conclude that the market price of the Company's Common Stock is too volatile, the Company would need to use cash to make such acquisitions. This might adversely affect the pace of the Company's acquisition program and the impact of acquisitions on the Company's quarterly results. In addition, the consolidation of the domestic courier industry has reduced the number of larger companies available for sale, which could lead to higher prices being paid for the acquisition of the remaining domestic, independent companies. The failure to acquire additional businesses or to acquire such businesses on favorable terms in accordance with the Company's growth strategy could have a material adverse impact on growth.

     There can be no assurance that companies that have been acquired, or that may be acquired in the future, will achieve sales and profitability levels that justify the investment therein. Acquisitions may involve a number of special risks that could have a material adverse effect on the Company's operations and financial performance, including adverse short-term effects on the Company's reported operating results; diversion of management's attention; difficulties with the retention, hiring and training of key personnel; risks associated with unanticipated problems or legal liabilities; and amortization of acquired intangible assets.

     Competition. The Company operates in a highly competitive environment. In the markets in which it operates, the Company generally competes with a large number of smaller, independent companies, many of which are well-established in their markets. Several of its large competitors operate in many of its geographic markets, and other competitors may choose to enter the Company's geographic and product markets in the future. No assurances can be given that competition will not have an adverse effect on the Company's business.

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operate in many of its geographic markets, and other competitors may choose to enter the Company's geographic and product markets in the future. No assurances can be given that competition will not have an adverse effect on the Company's business.